ENERGEN CORPORATION
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707
Telephone (205) 326-2700

September 20, 2007

Ellie Quarles

Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Energen Corporation Definitive 14A Filed March 22, 2007 File No. 1-07810

Dear Ms. Quarles:

Reference is made to your letter to our Chief Executive Officer, James T. McManus, II, dated August 21, 2007. We have reviewed your comments and have the following responses:

Officers Review Committee, page 7

1.	Please provide a materially complete description of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Further, discuss whether the officers review committee directly engaged the compensation consultant. See Item 407(e)(3)(iii) of Regulation S-K.

The compensation consultant (Towers Perrin) mentioned on pages 7 and 27 of the proxy statement is engaged by the Company at the direction of our Officers Review Committee. As noted on page 27, management plays a significant role in discussing and making recommendations with respect to the engagement of the consultant. Management meets with the consultant and participates in most meetings between the consultant and the Committee.

Towers Perrin provides a range of services to the Committee, including competitive assessments of the Company’s executive compensation levels and practices relative to relevant executive labor markets and other assignments as requested by the Committee.

Specifically for 2006, the compensation consultant assisted the Committee and Company in the following areas:

•

Assisting in the review of the company’s long-term incentive program by providing requested research on the prevalence, types, and plan features of long-term incentive programs at companies within the consultant’s database.

•	Assisting the Company in its review of its change-in-control arrangements by providing information on trends and current practices in the area of change-in-control and severance arrangements.

•

Assisting in the preparation of tally sheets showing each element of the named executive officers’ total compensation and estimates of the benefits to be received by each officer under various termination scenarios (e.g., retirement, involuntary termination, change-in-control).

•	Providing competitive compensation analyses of the Company’s executive positions. As stated on page 27:

During recent years, on an every-other-year basis, the consulting firm of Towers Perrin has provided the ORC with compensation data and analysis from (i) Towers Perrin’s energy services data base, (ii) Towers Perrin’s general industry data base, and (iii) those members of the Company’s performance share peer group that appear in Towers Perrin’s data base. Towers Perrin most recently provided such information in 2005. During the years in which Towers Perrin is not providing information from its data bases, it provides general observations on compensation trends.

•	Providing information on general trends in executive compensation.

The Committee requests that competitive data on compensation levels and practices be provided in accordance with the Company’s compensation strategy of targeting the median of the relevant executive labor markets for review and discussion by the Committee. The Consultant does not make specific recommendations on individual pay levels, but rather provides the competitive data as described above for review and use by the Committee and Company.

Selection of Board Nominees, page 9

2.	Please state the basis for your view that it is not appropriate to have a policy regarding the nomination of directors by security holders. See Item 407(c)(2)(iii) of Regulation S-K.

Our Governance and Nominations Committee has not adopted a policy or procedure for the consideration of director candidates recommended by shareholders. As stated on page 9 of the Proxy, we do not recall an instance in which a shareholder (other that a shareholder serving as an officer or director) has recommended a director candidate. In our view, it is appropriate to not have a policy regarding the nomination of directors by security holders since we have had no such nominations and thus have no practical experience upon which to assess the design elements of such a policy.

Directors’ Compensation, page 10

3.	Please include a footnote to the table that discloses the grant date fair value of the stock awards included in column (c). See the Instruction to Item 402(k)(2)(iii) of Regulation S-K. In that footnote, also disclose the aggregate number of stock awards outstanding at fiscal year end.

The Stock Awards in column (c) reflect the annual grant of 1200 unrestricted shares under the Company’s 1992 Directors Stock Plan at a grant date fair value of $38.675 per share. There were no stock awards outstanding at year end. We will include such information in future filings.

4.	Footnote one to the table states that it reflects income tax reimbursements related to company paid spousal travel expenses. Please also disclose the incremental value of spousal travel expenses in this column.

The aggregate amount of perquisites and other personal benefits, or property, including Company paid spousal travel expenses was less than $10,000 for each director and thus not required to be reported in accordance with Item 402(k)(2)(vii)(A). The individual amounts of Company paid spousal travel expenses were as follows:

Director	Spousal Travel Expenses

Stephen D. Ban	1,959
Julian W. Banton	2,165
J. Mason Davis, Jr.	1,355
James S. M. French	1,335
T. Michael Goodrich	1,292
Judy M. Merritt	-0-
Stephen A. Snider	2,306
David W. Wilson	1,554
Gary C. Youngblood	1,248

Compensation Discussion and Analysis, page 26

5.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Warren and McManus received salaries and non-equity incentives that were substantially higher than amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

As we stated on pages 27 – 28:

The combination of salary, short-term cash and long-term equity incentives (the “compensation package”) is intended to compensate Company executives at approximately the 50th percentile of the market when the Company performs at a target level, to provide additional compensation for superior Company performance, and less compensation for below market Company performance. The allocation between the various elements of the compensation package is intended to emphasize incentive compensation while remaining in line with market allocations for similar positions in comparable companies. At target performance levels, a majority of the compensation package is represented by incentive compensation and a majority of the incentive compensation is represented by long-term equity incentive compensation. The allocation to incentive compensation increases with position seniority.

. . . .

With respect to salaries, the ORC estimates a salary “market range” for each position. Salary market range is intended to approximate the average salary of similar positions with comparable companies. The ORC then adjusts salaries to maintain them in line with market range or, if a salary is substantially below market range, to move toward market range in a series of annual steps.

. . . .

As discussed above, the ORC attempts to administer annual salary levels to keep them competitive with the industry. Each year the ORC reviews the issue of competitive pay and adjusts salaries accordingly with reference to the midpoint of each pay range identified in the most recent compensation data and analysis. In approving salary adjustments, the ORC also considers the performance of each executive officer over the prior compensation period, individual contributions to overall Company performance, internal comparability considerations, as appropriate, and the executive’s years of experience.

The differences in amounts of compensation awarded the named executive officers reflect differences in the estimated market ranges for the positions held by the executives. Individual performances and contributions were uniformly good over the prior compensation period and did not result in compensation differences. From an internal comparability perspective, as Chairman and Chief Executive Officer and as President and Chief Operating Officer, Messrs. Warren and McManus were respectively first and second in corporate responsibility, thus resulting in greater compensation as compared to the other named officers. Each of the named officers has many years of service with the Company. Mr. McManus is, however, new to his position, resulting in a slightly larger compensation gap between him and Mr. Warren than would likely exist if he had been President for as many years as Mr. Warren had been CEO.

6.	To the extent that you engage in benchmarking your performance against the information that your compensation consultant prepares, please identify the components of each group. See Item 402(b)(2)(xiv) of Regulation S-K. On page 29 you refer to a peer group against which you compare performance for purposes of making awards of performance shares. Please identify the components of that peer group.

We do not benchmark against performance information provided by a compensation consultant.

Attached as Schedule A is the peer group list for performance share awards. We do not believe that disclosure of this level of detail is useful.

7.	Please clarify whether the officers review committee’s negative discretion applicable to the annual incentive compensation plan relates to all performance-based plans, and disclose whether the officers review committee may increase incentives under other plans. See Item 402(b)(2)(vi) of Regulation S-K.

The Officers Review Committee’s negative discretion does not apply to plans other than the Annual Incentive Compensation Plan. The Committee does not have the authority to increase a payout under the Annual Incentive Compensation Plan above that generated by specified performance criteria. Under the 1997 Energen Corporation Stock Incentive Plan, the Officers Review Committee has the discretion to accelerate the vesting of stock options and restricted stock. It also has the discretion to allow a terminating employee to remain eligible for payout of previously granted performance shares. Our Board of Directors, but not the Committee, has the inherent authority to award cash bonuses, supplements and other compensation outside the parameters of any specific plan.

Annual Incentive Compensation, page 28

8.	You disclose target incentive opportunities for 2007, but you have not provided similar information for 2006. In this section, please discuss the policies applicable to the last fiscal year in addition to including the prospective information that you have provided. It is unclear whether the disclosed performance criteria applied to 2006 or 2007.

The performance criteria disclosed on pages 28 and 29 apply to incentives payable under the Annual Incentive Compensation Plan for performance during the fiscal year ended December 31, 2007. For the fiscal year ended December 31, 2006, the performance criteria was 100% earnings per share growth (weighted 25% 2005 and 75% 2006), with threshold, target and maximum as follows:

	Threshold	Target	Maximum
Earnings per share growth
(25%-2005, 75%-2006)	5%	12%	40%
Incentive opportunity as a percentage of base salary
Warren	24%	60%	120%
McManus	24%	60%	120%
Ketcham	18%	45%	90%
Reynolds	18%	45%	90%
Woodruff	18%	45%	90%

As stated on page 34, earnings per share growth for 2005 and 2006 was 35% and 59% respectively. As reflected in the tables and notes on pages 36 and 37, this resulted in a weighted average earnings per share growth of 53% and generated maximum payouts under the Annual Incentive Compensation Plan for the fiscal year ended December 31, 2006.

Long-Term Incentive Compensation, page 29

9.	Please refer to Item 402(b)(l)(v) of Regulation S-K. Please disclose how you calculate performance share awards. You have not provided quantitative disclosure of the financial goals that the officers review committee established for awards of performance shares. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also, discuss what levels of company performance would lead to awards at the threshold, target or maximum levels.

Payout of Performance Shares is based on the Company’s Total Shareholder Return relative to a comparison group of peer companies (see Schedule A). Total Shareholder Return is calculated to reflect the aggregate return to shareholders during the period through changes in stock price plus the payment and reinvestment of dividends.

For Total Shareholder Return purposes the stock prices for Energen and the peer group are based on the average of the daily closing prices for a share of stock for 20 trading days. The beginning price is determined based on the 20 trading days ending on the last trading day prior to commencement of the applicable award period. The ending price is determined based on the 20 trading days ending on the last day of the applicable award period.

Attached as Schedule B is a schedule of threshold, target and maximum performance objectives and payout. Each of the referenced Award Periods is a four year period.

10.	We refer you to Item 402(b)(1)(iv) of Regulation S-K. Please expand your discussion of the material elements of compensation to analyze fully why you choose to pay each element of compensation. Please analyze further why the officers review committee has determined to use stock options instead of performance shares.

We believe that our Compensation Discussion and Analysis provides a complete discussion of the material elements of compensation, why we choose to pay each element, and why the Officers Review Committee has determined to use stock options instead of performance shares. We are unaware of any additional pertinent information or analysis. The following excerpts are from pages 27 and 29.

The Company’s executive compensation program is designed to serve the Company and its shareholders by aligning executive compensation with shareholder interests and by encouraging and rewarding management initiatives that will benefit the Company and its shareholders, customers, and employees over the long term. Specifically, the executive compensation program seeks to:

•	attract and retain highly qualified executives;

•	link a substantial portion of individual compensation to corporate performance; and

•	align the interests of executives with the long-term interests of shareholders.

The ORC strives to meet these objectives through a program comprised of salary, annual cash incentive awards, long-term equity based incentive opportunities, retirement benefits and change in control related severance compensation. Each of these components is a factor in attraction and retention. The annual cash and long-term equity incentives link compensation to corporate performance, with the annual cash incentives keyed to short-term financial and operational objectives and the long-term equity incentives providing alignment with shareholder returns.

The combination of salary, short-term cash and long-term equity incentives (the “compensation package”) is intended to compensate Company executives at approximately the 50th percentile of the market when the Company performs at a target level, to provide additional compensation for superior Company performance, and less compensation for below market Company performance. The allocation between the various elements of the compensation package is intended to emphasize incentive compensation while remaining in line with market allocations for similar positions in comparable companies. At target performance levels, a majority of the compensation package is represented by incentive compensation and a majority of the incentive compensation is represented by long-term equity incentive compensation. The allocation to incentive compensation increases with position seniority.

. . . .

The 1997 Stock Incentive Plan provides for the grant of stock options, restricted stock and performance shares. In recent years the policy of the ORC has been to use performance shares as the primary vehicle to deliver long-term incentives supplemented in certain circumstances by stock options and restricted stock. Performance shares reward performance relative to the performance of a peer group. This incents and rewards superior performance independent of market or industry conditions. Since it is based on relative performance, however, a payout could occur during a period of less than satisfactory shareholder return. It also requires frequent maintenance and adjustment of the peer group as a result of merger and acquisition activity and business mix changes.

Beginning with award periods starting in 2007, the ORC has determined to use stock options as the primary vehicle for delivering long-term incentives. This will more directly align executive officer long-term incentive compensation with increases in shareholder value and is subject to market and industry condition influences. The ORC will likely continue to also make restricted stock awards in certain circumstances and reserves the right to make future performance share awards

Please discuss whether the same performance requirements apply to the issuance of options and also describe the “certain circumstances” under which the officers review committee would make restricted stock awards. See Item 402(b)(2)(ii) and (iii) of Regulation S-K.

There are no performance conditions attached to options other than employment vesting periods.

The Officers Review Committee may make Restricted Stock Grants at its discretion and has not established a specific policy. During 2006, there were no Restricted Stock Grants to named officers. The grants that were made to non-named officers and key employees were intended to reward past performance and provide employment retention incentives. In January 2007, Restricted Stock awards were made to two officers. One of the grants was made in lieu of stock options to immediately increase Company stock ownership following a recent promotion. The other grant was intended to provide an additional employment retention incentive.

Also discuss whether you make awards at any particular time of year. See Item 402(b)(2)(iv) of Regulation S-K.

The Officers Review Committee typically makes awards in the first month of each fiscal year. Effective 2002, the fiscal year end changed from September 30 to December 31. In 2001 and earlier, awards were routinely made in October. No routine awards were made during 2002. Since 2003, awards have routinely been made in January. The 2006 Restricted Stock Grants mentioned above, however, were made in October to a limited number of non-named officers and key employees in recognition of the closing of a significant corporate transaction.

Retirement, Death, Disability, Termination of Employment, page 30

11.	The disclosure regarding the pension plans and the potential payments upon termination or change in control is lengthy and you should summarize it in the compensation discussion and analysis section. Please provide full disclosure of these terms following the compensation tables in response to Item 402(h) and (j) of Regulation S-K. Please remove any overly legalistic discussion from this section, including the approximately one and one-half page discussion of the definition of change in control. See Rule 13a-20 under the Securities Exchange Act of 1934. Please also include the benefits received under a change in control following a qualified termination together with the change-in-control disclosure on page 34.

In next year’s proxy we will make the requested organizational changes. We will also review the language, but we believe that the level of detail and specificity provided in our 2007 proxy is commensurate with the number and complexity of provisions required to be disclosed.

Severance Compensation Agreements and Change in Control, page 32

12.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

The Company’s Severance Compensation Agreements and the tiered multiple structure have been in place for many years. As stated on page 32:

We designed the agreements to retain the executives and provide continuity of management in the event of any actual or threatened change in control of the Company.

Continuity of management or retention is encouraged by providing severance benefits in the event of loss of employment following a change in control. The 1, 1.5, 2, and 3x multiples reflect consideration of the executive’s level of corporate responsibility, specialized skills, and availability of other job opportunities. A higher multiple reflects a higher importance of retention. Thus, officers with higher levels of corporate responsibility or specialized skill or knowledge have higher multiples. Officers who, due to senior responsibilities or specialized skills, may have fewer alternative employment opportunities also have higher multiples to provide compensation during a longer job search. Except for Mr. Warren, all named officers have a 3 multiple. In January 2006, Mr. Warren’s multiple was reduced to 200% for a change in control prior to June 8, 2006 (Mr. Warren’s 59th birthday) and to 100% for a change in control thereafter. This reduction is consistent with a reduced need for salary continuation as an executive approaches retirement age.

Grants of Plan-Based Awards, page 37

13.	The modification to the performance share awards resulted in negative incremental value related to the awards. Please clarify whether the amounts have been netted against the amounts disclosed in column 1.

The amounts reported in Note 3 have not been netted against the amounts reported in column l. The modifications did not affect the January 25, 2006, Performance Share Awards reported in the table. The modifications applied to Performance Share Awards made in 2003, 2004 and 2005 and did not materially modify the awards.

Pension Benefits in 2006, page 41

14.	You include a column that is not required by Item 402(h) of Regulation S-K. Please include payments related to termination with the disclosure required by Item 402(j) of Regulation S-K.

In next year’s proxy we will organize the information in accordance with your comment.

15.	Please include the narrative disclosure required by Item 402(h) of Regulation S-K. Please include a discussion of the forms of benefits participants may receive under the plan and the effect of the form of benefit elected on the amount of annual benefits.

This narrative discussion was included on pages 31 and 32. Next year we will organize the retirement plan discussion in accordance with this comment and comment 11.

In accordance with your request, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff

J. David Woodruff

General Counsel and Secretary

Schedule A

Performance Share Awards Under the Energen Corporation 1997 Stock Incentive Plan

Performance Share Comparison Peer Group by Plan Year

Award Period Beginning
	Company Name	Ticker	1/1/2003	1/1/2004	1/1/2005	1/1/2006
1	AGL Resources Inc	ATG	X	X	X	X
2	Atmos Energy Corp	ATO	X	X	X	X
3	Avista Corp	AVA	X	X
4	Cabot Oil & Gas Group	COG	X	X	X	X
5	Cascade Natural Gas Corp	CGC	X	X
6	Chesapeake Energy Corporation	CHK		X	X	X
7	Comstock Resources	CRK			X	X
8	Denbury Resources Inc	DNR		X	X	X
9	Encore Acquisition	EAC			X	X
10	Energy East Corporation	EAS	X	X	X	X
11	Equitable Resources Inc	EQT	X	X	X	X
12	KeySpan Corporation (formerly Marketspan Corporation)	KSE	X	X	X	X
13	Kinder Morgan Inc (formerly K N Energy, Inc.)	KMI	X	X
14	The Laclede Group (formerly Laclede Gas Co)	LG	X	X	X	X
15	MGE Energy Inc (formerly Madison Gas & Electric Co)	MGEE	X	X
16	MDU Resources Group Inc	MDU	X	X	X	X
17	National Fuel Gas Co	NFG	X	X	X	X
18	New Jersey Resources	NJR	X	X	X	X
19	Nicor Inc	GAS	X	X	X	X
20	Northwest Natural Gas Co	NWN	X	X	X	X
21	Oneok Inc	OKE	X	X	X	X
22	Peoples Energy Corp	PGL	X	X	X	X
23	Piedmont Natural Gas Co	PNY	X	X	X	X
24	Questar Corp	STR	X	X	X	X
25	Quicksilver Resources, Inc	KWK			X	X
26	Range Resources Corporation	RRC			X	X
27	Scana Corp	SCG	X	X	X	X
28	Semco Energy Inc	SEN	X	X
29	South Jersey Industries Inc	SJI	X	X	X	X
30	Southern Union Company	SUG	X	X
31	Southwest Gas Corp	SWX	X	X	X	X
32	Southwestern Energy Company	SWN	X	X	X	X
33	St. Mary Land & Exploration	SM			X	X
34	Teco Energy Inc	TE	X	X
35	UGI Corp	UGI	X	X	X	X
36	Vectren Corporation	VVC	X	X	X	X
37	WGL Holdings Inc	WGL	X	X	X	X
38	Wisconsin Energy Corp	WEC	X	X	X	X
39	XTO Energy Inc	XTO	X	X	X	X

	TOTAL		32	34	32	32

Schedule B

Performance Share Awards under the 1997 Stock Incentive Plan

Payout Percentages

Award Period beginning January 1, 2003

Energen Percentile Ranking	Payout Percentage
90 and above	133%
75	100%
50	66%
Below 50	0%

Award Period beginning January 1, 2004

Energen Percentile Ranking	Payout Percentage
90 and above	225%
50	100%
40	25%
Below 40	0%

Award Periods beginning January 1, 2005 and later

Energen Percentile Ranking	Payout Percentage
90 and above	200%
50	100%
40	40%
Below 40	0%